UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 1)(1)
	-------------------------------
	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey  07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	-------------------------------

	July 24, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
										---------

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________

(1)	Constitutes: (i) Amendment No. 7 to Schedule 13D dated
February 3, 1995, and Amendment No. 8 to Schedule 13G dated February 11, 1994, filed by Norton Garfinkle; and (ii) Amendment No. 7 to Schedule 13D dated July 24, 1995, and Amendment No. 8 to Schedule 13G dated February 11, 1994, filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Ernest Abate, as trustee of The Failing Trust.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Holding, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     12,844,001 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0- (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,844,001

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.2%

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)	Represents shares (the "Contribution Shares") of common
stock, $.01 par value, of Electronic Retailing Systems International, Inc. ("ERS") beneficially owned by Norton Garfinkle, Bruce F. Failing, Jr., Hanseatic Americas LDC, The Selim K. Zilkha Trust, Donald Zilkha, Thomas Taylor and The Nelson Family Trust, that are subject to voting agreements in favor of Systems Holding, Inc. ("Holdco") contained in certain subscription agreements executed to Holdco (the
"Holdco Subscription Agreements") in connection with the proposed merger (the "Merger") into ERS of a wholly-owned subsidiary of Holdco.

(2)	Excludes the Contribution Shares, to be contributed to Holdco under the Holdco Subscription Agreements prior to consummation of the Merger.




CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Systems Merger Sub, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14    TYPE OF REPORTING PERSON*

      CO



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Norton Garfinkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)


	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	7,890,758 (see footnotes 1 and 2)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	7,890,758 (see footnotes 1 and 2)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,890,758 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnotes 3 and 4


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.0%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Includes 600,000 shares held by Garfinkle Limited Partnership
I and 6,489,970.5 shares held by Garfinkle Limited
Partnership II, with respect to each of which G.F. Management
Corp. (all of the shares of which are held by Norton
Garfinkle) acts as sole general partner.

(2) Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(3) Excludes the additional Contribution Shares. Mr. Garfinkle is a director and principal stockholder of Holdco.

(4) Excludes an aggregate of 3,145,637 shares (the "Failing Shares") included in the Contribution Shares beneficially owned by Bruce F. Failing, Jr., and Leigh Q. Failing and Ernest N. Abate, as co-trustees of The Failing Trust, and Elizabeth Z. Failing de Moccorea, subject to the provisions of a stockholders agreement dated March 12, 1993, as amended (the "ERS Stockholders Agreement").


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	600,000

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 6,489,970.5 shares held by
Garfinkle Limited Partnership II and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS
Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Garfinkle Limited Partnership II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	6,489,970.5

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	6,489,970.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,489,970.5


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.4%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS Stockholders
Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	G.F. Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	7,089,970.5 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	7,089,970.5 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,089,970.5 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.2%

14	TYPE OF REPORTING PERSON*

	CO

---------------
(1)	Represents 600,000 shares held by Garfinkle Limited
Partnership I and 6,489,970.5 shares held by Garfinkle
Limited Partnership II, with respect to which G.F. Management
Corp. acts as sole general partner.

(2)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the ERS Stockholders
Agreement.







CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,638,830 (see footnote 1)

8    SHARED VOTING POWER

     1,506,807 (see footnote 2)

9    SOLE DISPOSITIVE POWER

     1,638,830

10   SHARED DISPOSITIVE POWER

     1,506,807 (see footnote 2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,145,637


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnotes 3 and 4

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(2) Represents 1,318,489 shares held by The Failing Trust,
168,318 shares held be Elizabeth Z. Failing de Moccorea and 20,000 shares jointly owned with Leigh Q. Failing.

(3) Excludes the additional Contribution Shares. Mr. Failing is a director and principal stockholder of Holdco.

(4)	Excludes an aggregate of 7,890,758 shares (the "Garfinkle
Shares") beneficially owned by Norton Garfinkle, Garfinkle
Limited Partnership I and Garfinkle Limited Partnership II, subject to the provisions of the ERS Stockholders Agreement.







CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Leigh Q. Failing (individually and as trustee of The Failing
Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,338,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,338,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,338,489 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3% (see footnote 2)

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents 1,318,489 shares held by The Failing Trust and
20,000 shares jointly owned with Bruce F. Failing, Jr.

(2)	Excludes the Garfinkle Shares and 1,807,148 shares
beneficially owned by Bruce F. Failing, Jr., which are subject to the ERS Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Ernest N. Abate (as trustee of The Failing Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	1,318,489 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	1,318,489 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,318,489 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Represents shares held by The Failing Trust.

(2)	Excludes The Garfinkle Shares and 1,827,148 shares held by
Bruce F. Failing, Jr., which are subject to the ERS
Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Americas LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	581,800 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	581,800 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	OO


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hansabel Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0- (see footnote 1)

10	SHARED DISPOSITIVE POWER

	581,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	OO


----------------------
(1)	Represents shares beneficially owned by Hanseatic Americas
LDC; Hansabel Partners LLC is the sole managing member of Hanseatic Americas LDC.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Hanseatic Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	581,800 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	CO


----------------------
(1)	Represents shares beneficially owned by Hansabel Partners
LLC; Hanseatic Corporation is the sole managing member of Hansabel Partners LLC.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Wolfgang Traber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	581,800 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	581,800 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	581,800 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares beneficially owned by Hanseatic
Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Selim K. Zilkha (as trustee of The Selim K. Zilkha Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	580,834 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	580,834 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	580,834 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*




13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Donald Zilkha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	97,472 (see footnote 1)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	97,472 (see footnote 1)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	97,472

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.

(2)	Excludes 45,000 shares issuable upon exercise of stock
options granted by ERS exercisable within 60 days.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Thomas Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	300,000 (see footnotes 1 and 2)

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	300,000 (see footnotes 1 and 2)

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000 (see footnotes 1 and 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by TMT Partners Ltd., with respect to which Taylor G.P. Inc. (all of the shares of which are held by Thomas Taylor) acts as sole general partner.

(2)	Excludes any effect of the provisions of the Holdco
Subscription Agreements.



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	TMT Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	300,000

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	PN




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Taylor G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	300,000 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	300,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON*

	CO


----------------------
(1)	Represents shares held by TMT Partners Ltd., with respect to which Taylor G.P. Inc. acts as sole general partner.


CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Richard Hayden (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	247,500 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	247,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	247,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by The Nelson Family Trust.




CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	George Lindsey (as trustee of The Nelson Family Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)
	   -----

	(b) X
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	247,500 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	247,000 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	247,000 (see footnote 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON*

	IN


----------------------
(1)	Represents shares held by The Nelson Family Trust.















	INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 1 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated July 2, 2001 (the "July 2 Schedule 13D") filed jointly, pursuant to Reg. Section 240.13d-1(k)(1)(iii), by: (i) Systems Holding, Inc. ("Holdco"), and its wholly-owned subsidiary, Systems Merger Sub, Inc. ("Merger Sub"); (ii) Norton Garfinkle, G.F. Management Corp. ("G.F. Corp.") (all of the shares of which are held by Mr. Garfinkle) and Garfinkle Limited Partnership I ("G.P. I") and Garfinkle Limited Partnership II ("G.P. II"), the sole general partner of each of which is G.F. Corp.; (iii) Bruce F. Failing, Jr., Leigh Q. Failing, individually and as co-trustee of The Failing Trust, and Ernest N. Abate, as co-trustee of The Failing Trust; (iv) Hanseatic Americas LDC ("Americas") and its affiliates, Hansabel Partners LLC, Hanseatic Corporation and Wolfgang Traber; (v) Selim K. Zilkha, as trustee of The Selim K. Zilkha Trust (the "Zilkha Trust"); (vi) Donald E. Zilkha; (vii) Thomas Taylor, and his affiliates, TMT Partners Ltd. and Taylor GP Inc.; and (viii) Richard Hayden and George Lindsey, as co-trustees of The Nelson Family Trust (the "Nelson Trust").

	Pursuant to Reg. Section 240.13d.2, this Amendment No. 1 to
Schedule 13D also discloses changes in: (a) the Statement on
Schedule 13D dated February 3, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996, Amendment No. 5 thereto dated April 30, 2001 and the July 2 Schedule 13D, filed by Mr. Garfinkle, G.P. I, G.P. II and G.F. Corp.; and (b) the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995, Amendment No. 4 thereto dated July 11, 1996, Amendment No. 5 thereto dated April 30, 2001 and the July 2
Schedule 13D, filed by Mr. and Mrs. Failing and Mr. Abate. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.01 par value ("ERS Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation. The principal executive offices of ERS are located at 488 Main Avenue, Norwalk, Connecticut 06851.



Item 4.	Purpose of Transaction
		----------------------

	On July 24, 2001, Holdco, as nominee for its stockholders, acquired substantially all ERS' outstanding 10% Guaranteed Secured Notes (the "10% Notes") for cash equal to one-half of the aggregate of the principal amount of the 10% Notes plus accrued interest thereon. Under its arrangements with the selling noteholders, upon consummation of the merger (the "Merger") under the agreement and plan of merger dated July 2, 2001 among ERS, Holdco and Merger Sub, Holdco will be obligated to issue to the sellers an aggregate of five percent of the common equity of Holdco. In addition, the selling noteholders have extended an option to Holdco, exercisable at Holdco's election through July 2002, to acquire substantially all of ERS' 8% Guaranteed Secured Notes (the "8% Notes") for cash equal to one-half of the aggregate of the principal amount of the 8% Notes plus accrued interest thereon. The shares of Holdco are beneficially owned by: (a) Norton Garfinkle and Bruce F. Failing, Jr., both directors and the principal stockholders of Holdco and (b) Americas, the Zilkha Trust, Donald Zilkha, Mr. Taylor and the Nelson Trust, constituting the additional investors in Holdco.

	In connection with the acquisition of the 10% Notes, substantially all of the restrictive covenants contained therein have been eliminated, as well all guaranties and collateral for such notes. Holdco has further entered into an agreement with ERS (the "Consent Agreement") to the effect that any and all defaults under the 10% Notes (which become due on August 1, 2001) are waived, until such time as Holdco, in its sole discretion, delivers notice of revocation of the waiver. In addition, the sellers of the 10% Notes have agreed that, in the event the Merger is not consummated prior to the end of the current fiscal year, in lieu of shares of Holdco equity they will acquire shares of ERS Common Stock aggregating five percent of the outstanding ERS Common Stock, and ERS has agreed to issue such shares in exchange for the assignment to it of Holdco's option on the 8% Notes.

	Except as stated in response to Item 4 of the July 2
Schedule 13D, as amended herein, none of the persons named in response to Item 2 of the July 2 Schedule 13D have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 6.	Contracts, Arrangements, Understandings
		or Relationships with Respect to Securities
		of the Issuer
		--------------------------------------------

	The sellers of ERS' 10% Notes have executed certain letters of transmittal to Holdco providing for the sale of such notes and the grant of an option with respect to ERS' 8% Notes, as more fully described under Item 4 herein. In connection with such arrangements, Holdco's stockholders have acquired participations in the 10% Notes so acquired, together with a right-of-first offer to participate in the acquisition of 8% Notes in the event Holdco exercises its option with respect to 8% Notes.

	As more fully described under Item 4 herein, ERS and Holdco have entered into the Consent Agreement, pursuant to which Holdco has granted to ERS waivers of certain provisions of the 10% Notes, the parties have confirmed the elimination of certain restrictive covenants under the 10% Notes and ERS has agreed, in the event the Merger is not consummated, to issue to the sellers of the 10%
Notes shares of ERS Common Stock, aggregating five percent of the outstanding ERS Common Stock (in lieu of Holdco's obligation to issue five percent of its equity), in exchange for the assignment to ERS of Holdco's option to acquire 8% Notes.

	Except as stated in the response to Item 6 of the July 2
Schedule 13D, as amended herein, none of the persons named in response to Item 2 of the July 2 Schedule 13D have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
		--------------------------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)

Exhibit B	-	Form of Letter of Transmittal (10% Guaranteed
Secured Notes)

Exhibit C	-	Participation Agreement among Holdco stockholders
(10% Guaranteed Secured Notes)

Exhibit D	-	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a
Connecticut corporation

SIGNATURE

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2001	SYSTEMS HOLDING, INC.

		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle, Chairman

Dated: July 26, 2001	SYSTEMS MERGER SUB, INC.

		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle, Chairman

Dated: July 26, 2001	s/Norton Garfinkle
		------------------------------
		Norton Garfinkle

Dated: July 26, 2001	GARFINKLE LIMITED
		 PARTNERSHIP I

		By: G.F. Management Corp.


		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle
		   Chairman

Dated: July 26, 2001	GARFINKLE LIMITED
		 PARTNERSHIP II

		By: G.F. Management Corp.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman

Dated: July 26, 2001	G.F. MANAGEMENT CORP.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman
Dated: July 26, 2001
		s/Bruce F. Failing, Jr.
		------------------------------
		Bruce F. Failing, Jr.

Dated: July 26, 2001
		s/Leigh Q. Failing
		-----------------------------
		Leigh Q. Failing, individually
		and as Trustee of The Failing
		Trust

Dated: July 26, 2001
		s/Ernest N. Abate
		-----------------------------
		Ernest N. Abate, as Trustee
		of The Failing Trust


		HANSEATIC AMERICAS LDC

		By:	Hansabel Partners LLC

		By:	Hanseatic Corporation


Dated: July 26, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSABEL PARTNERS LLC

		By:	Hanseatic Corporation


Dated: July 26, 2001	By s/Paul A. Biddelman
		   ---------------------------
		   Paul A. Biddelman
		   President

		HANSEATIC CORPORATION


Dated: July 26, 2001	By s/Paul A. Biddelman
		  ----------------------------
		   Paul A. Biddelman
		   President


Dated: July 26, 2001	s/Wolfgang Traber
		------------------------------
		Wolfgang Traber


Dated: July 26, 2001	s/Selim K. Zilkha
		------------------------------
		Selim K. Zilkha, as Trustee
		 of The Selim K. Zilkha Trust


Dated: July 26, 2001	s/Donald Zilkha
		------------------------------
		Donald Zilkha

Dated: July 26, 2001	s/Thomas Taylor
		------------------------------
		Thomas Taylor


		TMT PARTNERS LTD.

		By:	Taylor G.P. Inc.


Dated: July 26, 2001	By s/Thomas Taylor
		   ---------------------------
		    Thomas Taylor

		TAYLOR G.P. INC.


Dated: July 26, 2001	By s/Thomas Taylor
		   ---------------------------
		    Thomas Taylor

Dated: July 26, 2001	s/Richard W. Hayden
		------------------------------
		Richard W. Hayden, as Trustee
 of The Nelson Family Trust


Dated: July 26, 2001	s/George Lindsey
		------------------------------
		George Lindsey, as Trustee of
 The Nelson Family Trust

	INDEX TO EXHIBITS
	-----------------

Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)

Exhibit B	-	Form of Letter of Transmittal (10% Guaranteed Secured
Notes)

Exhibit C	-	Participation Agreement among Holdco stockholders (10%
Guaranteed Secured Notes)

Exhibit D	-	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a Connecticut corporation








corp\ers\sec.doc\13d-amend 1
48


corp\ers\sec.doc\13d-fail.am6.01.doc